www.lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

July 30, 2010
VIA EDGAR
Ms. Vanessa Robertson
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Eli Lilly and Company File Number 001-06351
Dear Ms. Robertson:
Confirming my voicemail on July 29, 2010, we are in receipt of your letter dated July 27, 2010. We will provide you with our response by August 24, 2010 due to competing priorities.
If that is not acceptable timing, please let me know as soon as possible so I can adjust the timing.
I can be reached at 317-276-2024.

Sincerely, ELI LILLY AND COMPANY
/s/ Arnold C. Hanish
Vice President, Finance and
Chief Accounting Officer